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                                              Filed Pursuant to Rule 424(b)(2)
                                               Registration File No. 333-33642

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 8, 2000)

                            APEX SILVER MINES LIMITED
                             76,041 Ordinary Shares
                                 30,000 Warrants

         We are issuing 46,041 ordinary shares, par value $0.01 per share, and 30,000 warrants to acquire ordinary shares, and are registering 30,000 ordinary shares issuable on the exercise of warrants as follows:

         o 46,041 ordinary shares offered by this prospectus supplement are being issued directly to CBI, Contratistas Generales S.A. at an equivalent purchase price of $16.35 per share in exchange for certain contracting, supervisory and payment services.

         o 25,000 warrants offered by this prospectus supplement are being issued directly to Mr. Jay Rodin for an equivalent purchase price of $3.00 per warrant in exchange for certain ongoing consulting services. Mr. Rodin is an affiliate of Sunrise Financial Group, which has provided advisory and financing services to the Company since 1999. Each warrant entitles Mr. Rodin to purchase one of our ordinary shares for $16.15 on or before September 7, 2008. The 25,000 ordinary shares which will be issued on exercise of the warrants are also offered by this prospectus supplement.

         o 5,000 warrants offered by this prospectus supplement are being issued directly to Mr. Eric Abitbol for an equivalent purchase price of $3.00 per warrant in exchange for certain ongoing consulting services. Mr. Abitbol is an affiliate of Sunrise Financial Group, which has provided advisory and financing services to the Company since 1999. Each warrant entitles Mr. Abitbol to purchase one of our ordinary shares for $16.15 on or before September 7, 2008. The 5,000 ordinary shares which will be issued on exercise of the warrants are also offered by this prospectus supplement.

See "Plan of Distribution."

         Our ordinary shares are listed on the American Stock Exchange under the symbol "SIL." On September 8, 2003, the last reported sales price of the ordinary shares on the AMEX composite index was $16.35.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

         Investing in our securities involves significant risks. See the Risk Factors section in the related prospectus beginning on page 4.

         The ordinary shares offered by this prospectus supplement will be issued to the purchasers for the consideration set forth in "Plan of Distribution". We will pay the expenses of the offering. See "Plan of Distribution."

          The date of this prospectus supplement is September 8, 2003.

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                                TABLE OF CONTENTS

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                                                                        Page
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RISK FACTORS...........................................................  S-1
USE OF PROCEEDS........................................................  S-1
PLAN OF DISTRIBUTION...................................................  S-2



                                   Prospectus

                                                                        Page

SUMMARY................................................................    1
RISK FACTORS...........................................................    4
FORWARD-LOOKING STATEMENTS.............................................   12
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE SHARE DIVIDENDS.................................   13
USE OF PROCEEDS........................................................   13
WHERE YOU CAN FIND MORE INFORMATION....................................   14
OUR BUSINESS...........................................................   15
REPUBLIC OF BOLIVIA....................................................   16
DESCRIPTION OF THE DEBT SECURITIES.....................................   20
DESCRIPTION OF THE PREFERENCE SHARES...................................   30
DESCRIPTION OF THE DEPOSITARY SHARES...................................   32
DESCRIPTION OF THE ORDINARY SHARES.....................................   34
DESCRIPTION OF WARRANTS................................................   35
DESCRIPTION OF THE ORDINARY SHARE PURCHASE RIGHTS......................   36
PLAN OF DISTRIBUTION...................................................   37
LEGAL MATTERS..........................................................   38
EXPERTS................................................................   38
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS..............................   38
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                                  RISK FACTORS

         The purchasers should consider carefully, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement or the related prospectus, the risk factors set forth in the Risk Factors section on page 4 in the related prospectus.


                                 USE OF PROCEEDS

         There will be no cash proceeds from the sale of ordinary shares to CBI, Contratistas Generales S.A. or from the sale of the warrants in this offering to Messrs. Rodin and Abitbol. The ordinary shares offered by this prospectus supplement to CBI, Contratistas Generales S.A. will be issued as fees for certain contracting, supervisory and payment services related to exploration of our properties. The warrants offered by this prospectus supplement to Messrs. Rodin and Abitbol will be issued in exchange for ongoing consulting services.

         The cash proceeds, if any, from the exercise of the warrants by Messrs. Rodin and Abitbol will be used for one or more of the following purposes:

         o        constructing and developing the San Cristobal project;

         o        exploring and developing properties in our portfolio;

         o maintaining control or ownership of our properties, including making ongoing lease and royalty payments and paying other maintenance and registration fees;

         o        acquiring additional mining related properties or businesses;
                  and

         o        financing other general corporate purposes.

         Pending the application of the net proceeds, we expect to invest the proceeds in short-term investment grade marketable securities or money market obligations.

                           DESCRIPTION OF THE WARRANTS

GENERAL. The warrants are being issued pursuant to a warrant agreement between our company and the warrant holder. The following summary of the material provisions of the warrant agreement is not complete. You should refer to the warrant agreement, a copy of which will be filed with the SEC prior to the issuance of the warrants.

The warrants offered by this prospectus supplement are initially exercisable by Mr. Rodin for 25,000 ordinary shares at an exercise price of $16.15 per share, and by Mr. Abitbol for 5,000 ordinary shares at an exercise price of $16.15 per share, respectively. If an adjustment of the exercise price were to occur, due to the payment of a dividend or distribution in ordinary shares or the subdivision, combination or reclassification of the outstanding ordinary shares, the number of ordinary shares issuable upon exercise of the warrants would increase or decrease proportionately. See "-- Adjustment." The warrants sold to Messrs. Rodin and Abitbol will expire at 5:00 p.m., Denver time, on September 7, 2008. We have reserved out of our authorized share capital a number of ordinary shares sufficient to provide for the issuance of ordinary shares upon exercise of the warrants.


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NO PUBLIC MARKET. There is no public market for the warrants, and we do not expect that a market will develop. There can be no assurance that the market price of the ordinary shares will exceed the exercise price of the warrants.

TRANSFER OF WARRANTS. Transfers of all or any portion of the warrants are effective only when recorded in our books and records.

ADJUSTMENT. The exercise price and the number of ordinary shares purchasable upon exercise of each outstanding warrant will be adjusted if we take any of the following actions:

         o declare a non-cash dividend or make a distribution on the ordinary shares payable in ordinary shares;

         o subdivide or reclassify the outstanding ordinary shares into a greater number of ordinary shares; or

         o combine or reclassify the outstanding ordinary shares into a smaller number of ordinary shares.

MERGERS, CONSOLIDATIONS AND OTHER TRANSACTIONS. If (1) we consolidate into or merge or consummate an arrangement, reconstruction or statutory share exchange with, any other person or company or (2) any other person or company acquires all of our outstanding ordinary shares, each warrant holder will have the right upon exercise of a warrant and payment of the exercise price to purchase the kind and amount of shares of stock and other securities and property, including cash, that the holder would have owned or been entitled to receive after the consolidation, merger, arrangement, reconstruction or share exchange, had the warrant been exercised immediately prior to the event.

NO RIGHTS AS SHAREHOLDERS. Holders of warrants are not entitled to vote, receive dividends, consent or receive notice as shareholders with respect to any meeting of shareholders, or to exercise any rights whatsoever as shareholders.

MODIFICATION OF THE WARRANTS. We may supplement or amend the warrant agreement from time to time without the approval of the holder in order to cure any ambiguity or correct or supplement any provision that may be defective or inconsistent with any other provision of the warrant agreement or as we deem necessary or advisable, so long as such supplements or amendments do not materially adversely affect the interests of the holder.

We may also supplement or amend the warrant agreement with the consent of the holder. Notwithstanding the foregoing, the holder must consent to the following events, to the extent the events are not originally provided for in the warrant agreement or made in compliance with applicable law:

         o a change in the number or nature of securities purchasable upon exercise of the warrants;

         o        an increase in the exercise price of the warrants; or

         o        an acceleration of the expiration date of the warrants.

                              PLAN OF DISTRIBUTION

         46, 041 ordinary shares offered by this prospectus supplement are being issued directly to CBI, Contratistas Generales S.A. in exchange for ongoing contracting, supervisory and payment services in connection with exploration drilling in Bolivia and Peru.

         25,000 warrants offered by this prospectus supplement are being issued directly to Mr. Rodin in exchange for ongoing consulting services. Mr. Rodin is an affiliate of Sunrise Financial Group, which


                                      S-2
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has provided advisory and financing services to the Company since 1999. Up to
25,000 ordinary shares offered by the prospectus supplement would be issued to Mr. Rodin on the exercise of the warrants. The exercise price of the warrants was established based on the average closing price during the 10 day period ended September 3, 2003, when we agreed with Mr. Rodin to compensate him with equity securities.

         5,000 warrants offered by this prospectus supplement are being issued directly to Mr. Abitbol in exchange for ongoing consulting services. Up to 5,000 ordinary shares offered by the prospectus supplement would be issued to Mr. Abitbol on the exercise of the warrants. The exercise price of the warrants was established based on the average closing price during the 10 day period ended September 3, 2003, when we agreed with Mr. Abitbol to compensate him with equity securities.

         The ordinary shares offered by this prospectus supplement and to be issued upon the exercise of the warrants are expected to be listed on the American Stock Exchange, subject to official notice of issuance and listing.









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         You should rely only on the information incorporated by reference or provided in this prospectus supplement or the related prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.


                            APEX SILVER MINES LIMITED


                             76, 041 Ordinary Shares

                                 30,000 Warrants

                              PROSPECTUS SUPPLEMENT

                                - - - - - - - - -


                                September 8, 2003